Exhibit 99.3

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2018

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Member of

Copperweld Bimetallics LLC

Fayetteville, Tennessee

We have audited the accompanying consolidated financial statements of Copperweld Bimetallics LLC (the Company), a subsidiary of THL Credit Copperweld Holdings LLC, and its subsidiary, which comprise the consolidated balance sheet as of December 31, 2018, and the related consolidated statements of comprehensive income, changes in member’s equity (deficit), and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Copperweld Bimetallics LLC and its subsidiary as of December 31, 2018, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

/s/ Anglin Reichmann Armstrong, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

March 5, 2019

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2018

Assets
Current Assets
Cash and cash equivalents	$974,801
Trade accounts receivable, less allowances for doubtful accounts of $23,421	8,953,602
Other receivables	243,565
Inventories	10,213,630
Deferred tax assets - current	11,955
Other current assets	980,714

Total Current Assets	21,378,267

Noncurrent Assets
Property, plant, and equipment, net	10,832,943
Contract right intangible, net	14,838,000
Deferred tax assets - noncurrent	1,245,013
Other noncurrent assets	330,986

Total Noncurrent Assets	27,246,942

Total Assets	$48,625,209

Liabilities and Member’s Equity
Current Liabilities
Revolver note payable	$2,279,125
Trade accounts payable	4,941,179
Accrued liabilities	1,617,746
Accrued wages and salaries	1,149,351
Customer deposits	344,434
Accrued taxes	30,557
Other accruals	593,622

Total Current Liabilities	10,956,014

Noncurrent Liabilities
Long-term debt, net	7,770,663

Total Noncurrent Liabilities	7,770,663

Total Liabilities	18,726,677

Member’s Equity
Member’s contribution	52,982,604
Accumulated other comprehensive loss	(952,069)
Accumulated deficit	(22,132,003)

Total Member’s Equity	29,898,532

Total Liabilities and Member’s Equity	$48,625,209

The accompanying notes are an integral part of these consolidated financial statements.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2018

Gross sales	$95,867,013
Deductions	(3,626,779)

Net sales	92,240,234
Cost of sales	78,164,465

Gross margin	14,075,769
Sales and marketing	4,537,386
General and administrative	5,811,965

Income (loss) from operations	3,726,418
Other income (expenses)
Other nonoperating income (expense)	(244,979)
Interest expense	(1,385,365)

Total other income (expenses)	(1,630,344)

Income (loss) before taxes	2,096,074
Income tax (benefit) expense	(1,256,968)

Net income (loss)	3,353,042
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(99,821)

Total Comprehensive Income (Loss)	$3,253,221

The accompanying notes are an integral part of these consolidated financial statements.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

CONSOLIDATED STATEMENT OF CHANGES IN MEMBER’S EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2018

	Member’s Contribution	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
As of December 31, 2017	$54,024,923	$(852,248)	$(24,788,363)	$28,384,312
Net income	—	—	3,353,042	3,353,042
Member distribution	(1,200,000)	—	—	(1,200,000)
Dividends paid	—	—	(539,001)	(539,001)
Dividend PIK	157,681	—	(157,681)	—
Change of cumulative currency translation	—	(99,821)	—	(99,821)

As of December 31, 2018	$52,982,604	$(952,069)	$(22,132,003)	$29,898,532

The accompanying notes are an integral part of these consolidated financial statements.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flows from Operating Activities
Net income	$3,353,042
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,931,907
Amortization of contract right intangible asset	3,000,000
Amortization of debt issuance discount	198,292
Deferred tax benefit	(1,256,968)
Loss on disposal of property and equipment	69,394
Changes in asset and liability accounts:
Accounts receivable, net	(1,707,316)
Inventories	(708,614)
Other receivables and prepayments	(157,662)
Accounts payable	1,243,775
Other payables and accrued liabilities	533,883
Taxes payable	865

Net Cash Provided by Operating Activities	6,500,598

Cash Flows from Investing Activities
Purchases of property and equipment	(1,927,635)
Proceeds from sale of property and equipment	47,500

Net Cash Used in Investing Activities	(1,880,135)

Cash Flows from Financing Activities
Dividends to member	(356,720)
Capital distribution	(800,000)
Borrowings (payments) on revolver note payable, net	(2,812,802)
Payment on loan finance cost	(14,175)

Net Cash Used in Financing Activities	(3,983,697)

Effect of exchange rate on cash	(19,286)

Net Increase in Cash and Cash Equivalents	617,480
Cash and Cash Equivalents, Beginning of Year	357,321

Cash and Cash Equivalents, End of Year	$974,801

Supplemental Information
Cash paid for interest	$1,436,556
Noncash financing activity - dividends to member	157,681

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

Note 1 - Organization

Copperweld Bimetallics LLC (Copperweld Bimetallics, Copperweld, or the Company) is a Delaware limited liability company located in Fayetteville, Tennessee. Copperweld is a wholly owned subsidiary of THL Credit Copperweld Holdings LLC (Parent or Holdings). Copperweld is engaged in the manufacturing and distribution of bimetallic wire and strand products for use in cable television, telecommunications, electrical utility, electronics, and other industrial and transit application.

Copperweld Bimetallics U.K. Limited (Copperweld U.K.) is a United Kingdom private company located in Telford, England. Copperweld U.K. is a wholly owned subsidiary of Copperweld Bimetallics. Copperweld Bimetallics and Copperweld U.K. are engaged in the manufacturing and distribution of bimetallic wire and strand products for use in cable television, telecommunications, electrical utility, electronics, and other industrial and transit applications. Copperweld Bimetallics and Copperweld U.K. (collectively referred to as the Company) have customers throughout the United States and the world.

Copperweld has a sales office that is registered in Ghent, Belgium (Copperweld Bimetallics LLC Europe).

Note 2 - Significant Accounting Policies

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Copperweld Bimetallics, its branch office in Belgium and its wholly owned subsidiary, Copperweld U.K. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has no investments in variable interest entities.

(b) Basis of Accounting

The Company’s financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP) where income is recognized when earned and expenses are recorded when incurred.

(c) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property, plant and equipment, useful lives of contract right intangible, allowances for doubtful accounts and sales returns, and valuation of deferred tax assets, property, plant and equipment, contract right intangible, inventory, and income tax uncertainties, other contingencies, and the gain recognized in conjunction with the Company’s restructuring in 2016.

(d) Segment Reporting

The Company has one operating segment which is bimetallic wire and strand products. Management has chosen to organize the Company based on the type of products sold. Substantially all of the Company’s assets are located in the United States.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED DECEMBER 31, 2018

Note 2 - Significant Accounting Policies - Continued

(e) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

(f) Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its allowance for doubtful accounts monthly. Past-due balances over 90 days and over a specified amount are reviewed individually for collectability. Allowance for doubtful accounts was $23,421 for the year ended December 31, 2018. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company did not write off any bad debts during the year ended December 31, 2018. The Company does not have any off-balance-sheet credit exposure related to its customers.

(g) Inventories

Inventories are measured at the lower of cost and market. The cost of inventories is based on the first-in, first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs, and other costs incurred in bringing them to their existing location and condition. In the case of finished goods and work in progress, costs include an appropriate share of production overheads based on normal operating capacity.

(h) Revenue Recognition

Revenue from sales of Copper-Clad Aluminum (CCA) and Copper-Cold Steel (CCS) is recognized when all of the following conditions are met: persuasive evidence of an arrangement exists, delivery of the products has occurred, the fee is fixed or determinable and collectability is reasonably assured. The Company’s products are considered delivered at the point when the title transfers and the customer assumes the risk of loss. Delivery is evidenced by signed bills of lading for sales.

The Company’s sales agreements do not provide customers the right of return, price protection or any other concessions. However, the Company allows for an exchange of products or return if the products are defective. For the years presented, defective product returns were immaterial.

Although most of the Company’s products are covered by its warranty programs, the terms and conditions of which vary depending on the customer and the product sold. Because the Company has not experienced any significant warranty claims in the past, the Company has not established any reserve for warranty claims or defective products.

For sales made to customers in certain countries, the Company’s sales are net of value added tax, or VAT, collected on behalf of tax authorities in respect of product sales. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheet until it is paid to the tax authorities.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED DECEMBER 31, 2018

Note 2 - Significant Accounting Policies - Continued

(i) Shipping and Handling Costs

Freight billed to customers is considered sales revenue and the related freight costs as a sales and marking expense. For the year ending December 31, 2018, shipping and handling costs of $1,716,602 were recorded in sales and marketing on the consolidated statement of comprehensive income.

(j) Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant, and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are as follows:

Years
Buildings	40
Building improvements	3-20
Machinery and equipment	3-25
Furniture and fixtures	3-7
Computer equipment	3-5
Vehicles	3

Depreciable methods, useful lives, and residual values are reviewed at each financial year-end and adjusted if appropriate. Amortization expense and accumulated amortization are included in depreciation expense and accumulated depreciation, respectively.

(k) Intangible Assets

Intangible assets, consisting of contract rights, are amortized on a straight-line basis, which approximates the economic benefit, over its useful life of 10 years based on the contract terms.

(l) Long-lived Assets

Long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization and depreciation, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED DECEMBER 31, 2018

Note 2 - Significant Accounting Policies - Continued

(l) Long-lived Assets - continued

Long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization and depreciation, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary.

The company reviews each quarter to assess whether events or changes in circumstances (triggering events) indicate that the carrying value of the contract right intangible may not be recoverable. If there is a triggering event, the Company then compares the undiscounted cash flow projections to the carrying value (recoverability test). If the undiscounted cash flows are less than the carrying value then the Company compares the carrying value to its fair value to assess and measure any potential impairment. The trigging events include but are not limited to: (i) a significant decrease of volume; (ii) a significant increase of cost to produce goods; (iii) a significant decrease in current period earnings before interest, taxes, depreciation and amortization (EBITDA) attributable to the contract right intangible that demonstrates continuing insufficient EBITDA associated with the use of contract right intangible; and (iv) a current expectation that is more likely than not (more than 50%), the contract right will be terminated or otherwise disposed of significantly before the end of its previously estimated useful life. The result of the evaluation of triggering events may require a further impairment analysis under Accounting Standards Codification (ASC) 360-10-35.

(m) Foreign Currency Translation

Copperweld U.K.’s accounting records are measured using local currency (British pounds) as the functional currency. All of the assets and liabilities of the subsidiary are converted to U.S. dollars at the exchange rate in effect at the balance sheet date, income and expense accounts are translated at average rates for the period, and member’s equity accounts are translated at historical rates. The net effect of foreign currency translation adjustments is included in member’s equity as a component of accumulated other comprehensive income in the accompanying consolidated balance sheets. Foreign currency transaction gains or losses are credited or charged to income as incurred.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED DECEMBER 31, 2018

Note 2 - Significant Accounting Policies - Continued

(n) Income Taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss. Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. It is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits, and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and a valuation allowance is provided to reduce the carrying amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of comprehensive income.

(o) Leases

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

(p) Fair Value Measurement and Financial Instruments

The respective carrying value of certain financial instruments of the Company approximates their fair value. These instruments include cash, trade accounts receivable, long-term debt, and accounts payable. Fair values of cash, trade accounts receivables and accounts payable are assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair values, they are receivable or payable on demand, or the interest rates earned and/or paid approximate current market rates.

The Company has no assets and liabilities measured at fair value on a recurring basis.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED DECEMBER 31, 2018

Note 2 - Significant Accounting Policies - Continued

(q) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

From time to time, the Company is subject to claims arising in the ordinary course of business. In the opinion of management, the ultimate resolution of any such claims as of December 31, 2018 will not have a material effect on the liquidity, cash flows or financial position of the Company or on its operations.

Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of expected future expenditures for environment remediation obligations are not discounted to their present value. The Company has no accrued losses for environmental remediation obligations, and is not aware of any claims, as of December 31, 2018, except as disclosed in footnote 11(b).

The Company has a License Agreement with Nexans Deutschland GmbH (Nexans). Pursuant to the agreement, the Company must pay royalties for CCA that is produced by all of its present and future affiliated companies’ worldwide using equipment designed by Nexans (KM line). The agreement terminates on December 31, 2026. Total royalty fees under the agreement were $239,452 for the year ended December 31, 2018.

(r) Concentrations of Credit Risk

The Company maintains cash in high quality financial institutions. Financial institutions in the U.S are insured up to $250,000 per bank by the Federal Deposit Insurance Corporation. Financial institutions in the U.K. are insured up to £85,000 (approximately $95,000 at December 31, 2018) per bank by the Financial Services Compensation Scheme. Financial institutions in Belgium are insured up to €100,000 (approximately $111,000 at December 31, 2018) by the Protection Fund for Deposits and Financial Instruments. At times, the balances in these accounts may be in excess of insured limits. At December 31, 2018, the Company had $141,019 in excess of insured limits.

(s) Subsequent Events

The Company has evaluated events from the balance sheet date through March 5, 2019, the date at which the consolidated financial statements were available to be issued. The Company has determined that there are no other items to disclose.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED DECEMBER 31, 2018

Note 3 - Asset Purchase

On December 11, 2013, Copperweld Bimetallics entered into an Asset Purchase Agreement (APA) and other ancillary agreements with CommScope, Inc. of North Carolina (CS) whereby Copperweld Bimetallics purchased the bimetallic manufacturing assets of CS for $38 million and entered into a 10-year supply agreement to provide CS with their bimetallic wire requirements.

The assets, both tangible and intangible, are recorded at their estimated fair values as of the acquisition date. The assets purchased in the CS acquisition are presented below at their estimated fair values as of the acquisition date of December 11, 2013:

Assets:
Equipment	$8,000,000	(a)
Contract right intangible	30,000,000	(b)

Net assets acquired at fair value	$38,000,000

(a) Equipment

Under the APA, Copperweld Bimetallics purchased all of CS’s bimetallic rod and wire manufacturing equipment worldwide including all aluminum and steel copper cladding lines, drawing lines, fine wire drawing lines, furnaces, and a respooling line. Also included was all the ancillary equipment, consumables, and spare parts, such as rod welders, drawing lubrication systems, drawing dies, mill rolls, etc. This equipment was developed and is specifically utilized for the manufacture of copper-clad aluminum (CCA) and copper-clad steel (CCS) rod and wire products.

(b) Contract Right Intangible

As part of the APA, the Company entered into a 10-year exclusive supply agreement with CS, pursuant to which the Company agreed to supply CS and its subsidiaries with 100% of their requirements for specified CCA and CCS products in the United States and 100% of their requirements for specified CCA products in the People’s Republic of China, or PRC, and Scotland (which products are collectively referred to as covered products). On September 29, 2016, the Company and CS entered into the Amendment to Supply Agreement, under which CS shall be required to purchase at least 80%, rather than all, of the Covered Product from the Company. Notwithstanding the obligation to buy 80% of the Covered Product from the Company, CommScope represents to the Company that CommScope intends to purchase 100% of the Covered Product from the Company. The Company also has a right of first offer under the supply agreement to be CS’s exclusive supplier if CS desires to purchase, in addition to the covered products, other CCA or CCS bimetallic wire or wire feedstock for use in the United States or other CCA bimetallic wire or wire feedstock in the PRC or Scotland. Aggregate amortization expense was $3,000,000 for the year ended December 31, 2018. Accumulated amortization was $15,162,000 at December 31, 2018. Estimated amortization expense for each of the next four years is $3,000,000 and $2,838,000 for the fifth and final year.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED DECEMBER 31, 2018

Note 4 - Market Concentrations

The Company has two production facilities. One is located in Fayetteville, Tennessee, in the United States (U.S.), and the other is located in Telford, England, in the U.K. The Company sells to manufacturing companies worldwide that operate primarily in the telecommunications, electrical utility, and transportation industries.

The percentages of the Company’s gross sales from its products for the year ended December 31, 2018 are as follows:

	Amount	Percentage of Total
CCA	$40,714,610	42%
CCS	53,117,291	56%
Others	2,035,112	2%

Total	$95,867,013	100%

The United States is the only country that exceeds 10% of gross sales. The percentages of the Company’s gross sales from customers located in the United States and other countries for the year ended December 31, 2018 are as follows:

	Amount	Percentage of Total
United States	$70,412,088	73%
European countries	13,254,474	14%
Other countries	12,200,451	13%

Total	$95,867,013	100%

Customers’ revenue individually exceeding 10% of the Company’s total revenue for the year ended December 31, 2018 are as follows:

	Amount	Percentage of Total
Customer A	$26,828,880	28%

Accounts receivable from individual customers that exceeded 10% of the Company’s accounts receivable, net, as of December 31, 2018 are as follows:

	Amount	Percentage of Total
Customer A	$1,424,359	16%

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED DECEMBER 31, 2018

Note 5 - Inventories

Inventories consist of the following at December 31, 2018:

Raw materials	$3,379,607
Work in process	1,766,142
Finished goods	5,067,881

Total inventories	$10,213,630

The Company purchases raw materials from a limited number of suppliers. Eight major suppliers provided approximately 97% of the Company’s raw materials for the year ended December 31, 2018.

Note 6 - Property, Plant, and Equipment

Property, plant, and equipment consist of the following as of December 31, 2018:

Building	$2,524,805
Building and improvements	855,699
Furniture and fixtures	4,599
Vehicles	70,276
Computer hardware and software	499,391
Machinery and equipment	26,643,217

30,597,987
Less accumulated depreciation	(20,536,149)

10,061,838
Land	100,726
Construction in progress	670,379

Total property, plant, and equipment, net	$10,832,943

Depreciation expense was $1,931,907 for the year ended December 31, 2018.

Construction in progress as of December 31, 2018 primarily consists of upgrades to existing equipment.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED DECEMBER 31, 2018

Note 7 - Revolver Loan Payable & Long-term Debt

Revolver Loan Payable at December 31, 2018 consists of:

U.S. revolving credit facilities:
Fifth Third revolving credit facility	$2,002,536
UK invoice discounting credit facility	276,589

Revolver Loan Payable	$2,279,125

Long-term debt at December 31, 2018 consists of the following:

Senior loan	$8,000,000

Total long-term debt	8,000,000
Less current portion	—

Long-term debt, excluding current portion	8,000,000
Less unamortized discount and debt issuance cost	229,337

Long-term debt, excluding current portion, net	$7,770,663

Future contractual maturities of long-term debt as of December 31, 2018 are as follows:

Amount
Year ending December 31,
2019	$—
2020	—
2021	8,000,000
2022	—
2023	—
Thereafter	—

Principal amount	$8,000,000
Less unamortized debt issuance costs	(229,337)

Long term debt, net	$7,770,663

The $8,000,000 that matures in 2021 is held by an affiliate of the Company Parent. The Senior loan bears a contractual interest rate of 12%.

The Company had a balance outstanding on the revolving credit facilities of $2,002,536 as of December 31, 2018. The interest rate for the Fifth Third revolving credit facility is based on the 30-day London Interbank Offered Rate (the LIBOR Rate) plus the applicable margin of 2.5% per annum. The Company paid an initial commitment fee of $65,000, and is also required to pay a monthly fee of 0.50% on available but unused amounts under the revolving credit facility.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED DECEMBER 31, 2018

Note 7 - Revolver Loan Payable & Long-term Debt - Continued

At December 31, 2018, the Company was obligated under a term loan (Senior loan) with a principal amount of $8,000,000. The term loan bears interest at 12% and matures on October 5, 2021.

The Company’s debt agreements contain certain quarterly and annual financial covenants, customary events of default and covenants, including covenants that restrict the ability of the Company to incur certain additional indebtedness, create or permit liens on assets, engage in mergers or consolidations, and certain restrictive financial covenants. If any event of default shall have occurred and be continuing, the lenders may have elected to declare the loan immediately due and payable.

Copperweld U.K.

Copperweld U.K. maintains an invoice discounting credit facility with a limit of £750,000. The facility provides cash advances of up to 85% of approved sales ledgers which are secured by trade accounts receivable of Copperweld U.K. The facility bears interest at a variable rate based on the Bank of England base rate. The facility automatically renews every year based on an annual review conducted by the financing institute. Copperweld U.K. is required to maintain a projected turnover each 12-month period and a minimum net worth of £750,000 at all times if the credit facility has an outstanding balance. The facility had a balance outstanding of $276,730 as of December 31, 2018. Copperweld UK was in compliance with all covenants related to its credit facility as of December 31, 2018.

Note 8 - Operating Leases

The Company leases certain property and equipment under the terms of operating lease agreements expiring October 2019 through December 2023. Rent expense under these leases was approximately $252,746 for the year ended December 31, 2018. Future minimum rentals for years subsequent to December 31, 2018 are as follows:

Amount
Year ending December 31,
2019	$253,835
2020	220,063
2021	213,905
2022	192,841
2023	119,682
Thereafter	—

$1,000,326

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED DECEMBER 31, 2018

Note 9 - Income Taxes

Income tax expense (benefit) for the year ended December 31, 2018 consists of the following:

	Other Comprehensive Income	Current	Deferred	Total
Year ended December 31, 2018:
US federal	$—	$—	$(649,606)	$(649,606)
State and local	—	—	(607,362)	(607,362)

	$—	$—	$(1,256,968)	$(1,256,968)

A reconciliation of federal income tax expense (benefit) at the statutory rate to the Company’s actual income tax expense for the year ended December 31, 2018 is shown below:

Computed at statutory rate (21%)	$440,176
Nondeductible expenses and other permanent differences	25,209
State income taxes	89,922
Gain from foreign subsidiary	(88,149)
Foreign rate differential and valuation allowance	(1,724,126)

Income tax expense (benefit)	$(1,256,968)

Components of the net deferred tax assets and liabilities at December 31, 2018 are as follows:

Deferred tax assets:
Accrued wages and compensated absences	$11,955
Losses from foreign subsidiary	262,922
Net operating loss carryforward	552,643
Property and equipment, principally due to depreciation	692,370

1,519,890

Deferred tax liabilities:
Depreciation from foreign subsidiary	(139,224)

(139,224)
Valuation allowance	(123,698)

Net deferred tax asset	$1,256,968

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED DECEMBER 31, 2018

Note 9 - Income Taxes - Continued

The Company’s subsidiary, Copperweld U.K., located in the United Kingdom, files tax returns in the United Kingdom. The accumulated losses recorded related to this subsidiary are not recognized for tax purposes in the United States until the investment is disposed as the Company treats income of the subsidiary as permanently reinvested. The Company has not provided U.S. income taxes for $1,383,796 of accumulated undistributed losses of its Copperweld U.K. subsidiary as of December 31, 2018. Additionally, the Company’s cash balances at Copperweld U.K. were $97,837 as of December 31, 2018. The Company does not intend to repatriate future earnings of Copperweld U.K. and would need to consider the tax implications if these funds were repatriated.

There was no valuation allowance for domestic deferred tax assets as of December 31, 2018. There was a valuation allowance for foreign deferred tax asset of $123,698 as of December 31, 2018. Total valuation allowance was $123,698 as of December 31, 2018. The net change in the valuation allowance was $(1,776,016) for the year ended December 31, 2018. No valuation allowance for the domestic deferred tax assets was accrued at December 31, 2018 as the assets were considered fully realizable in the future.

The valuation allowance reduces the deferred tax assets to the amounts that are more likely than not to be realized, which include substantially all deferred tax assets. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and NOL’s can be applied. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax planning strategies in making this assessment.

The tax returns of the U.S. Entities are subject to U.S. income tax examination by tax authorities. Both federal and state income tax return are subject to audit for the years from 2014 to 2018. The Company’s consolidated tax returns, under its previous structure prior to restructuring in 2016, for fiscal years 2015 and 2016 are the remaining years subject to audit. The Company’s tax return, under its current structure, for fiscal years 2016, 2017, and 2018 are the remaining years subject to audit.

The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. The company has analyzed potential liability for uncertain tax positions, and has not accrued for uncertain tax positions or unrecognized tax positions as of December 31, 2018. As of December 31, 2018, the Company did not have any unrecognized tax benefits and thus no interest or penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

Note 10 - 401(k) and Profit Sharing Plan

Copperweld Bimetallics U.S. employees are provided a 401(k) plan. U.S. employees are eligible for the defined contribution plan after three months of full-time employment. Employee deferrals and company matching are 100% vested immediately upon eligibility. Copperweld Bimetallics matches up to 4% for participating employees. The cost recognized by the Company for matching contributions was $167,761 for the year ended December 31, 2018.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED DECEMBER 31, 2018

Note 10 - 401(k) and Profit Sharing Plan - Continued

Copperweld U.K. operates a defined contribution pension scheme for employees. All U.K. employees are eligible to join the pension on satisfactory completion of their trial period, which is typically three months. U.K. employees can contribute as much as they like subject to current U.K. laws, but the Company will match only the first 2.5% of gross pay in the current year. The assets of the scheme are held separately from those of the company. The annual contributions payable are charged to expense. The cost recognized by the Company was approximately $16,642 for the year ended December 31, 2018.

Note 11 - Commitments and Contingencies

(a) Product Warranties

The Company’s product warranties against technical defects of its copper-clad products wires vary, depending on sales orders with each customer. The warranties require the Company to replace defective components and pay for the losses customers incur from defective products or a certain percentage of the selling price as liquidated damages for the Company’s failure to meet the specified product specifications and packaging requirements in the sales orders. The Company has not established any reserves for potential warranty claims as historically they have experienced few warranty claims for their products for amounts that were not material.

(b) Environmental Remediation Obligations

The Company’s operations are subject to extensive regulations governing the creation, use, transportation and disposal of wastes and hazardous substances, air and water emissions, remediation, workplace exposure and other environmental matters. The costs of complying with such laws and regulations, including participation in assessments and clean-ups of sites, as well as internal voluntary programs, can be significant and will continue to be so for the foreseeable future. Future environmental regulations could impose stricter compliance requirements on the Company and the end markets that they serve. Additional pollution control equipment, process changes, or other environmental control measures may be needed at some of the Company’s facilities to meet future requirements. Additionally, evolving regulatory standards and expectations could result in increased litigation and/or increased costs of compliance with environmental laws, all of which could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

Environmental matters for which the Company may be liable may arise in the future at the Company’s present sites, at previously owned sites, sites previously operated by the Company, or sites owned by the Company’s predecessors. The Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), established responsibility for clean-up without regard to fault for persons who have released or arranged for disposal of hazardous substances at sites that have become contaminated and for persons who own or operate contaminated facilities.

COPPERWELD BIMETALLICS LLC AND SUBSIDIARY

(A SUBSIDIARY OF THL CREDIT COPPERWELD HOLDINGS LLC)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED DECEMBER 31, 2018

Note 11 - Commitments and Contingencies - Continued

In many cases, courts have imposed joint and several liability on parties at CERCLA clean-up sites. The Company’s Fayetteville location is located an industrial use area, which may have been contaminated by pollutants which may have migrated from neighboring facilities or have been released by prior occupants. Some of the Company’s properties have been affected by releases of cutting oils and similar materials, and the Company is investigating and remediating such known contamination pursuant to applicable environmental laws. Although the costs of these clean-ups are not reasonably estimable at this time, the Company does not expect for the ultimate resolution to have a material effect on the Company’s consolidated financial statements.

The Company is currently participating in funding an environmental investigation for a Superfund Site for Chemetco, a secondary copper smelting facility in Southern Illinois, which operated from 1970 to 2001 and to which the Company, along with hundreds of other companies, indirectly shipped scrap metal for recycling. A reasonable estimate of the possible loss or range of loss cannot be made until the site investigation and cleanup plan, as well as the Environmental Protection Agency’s review of all shipping records, are complete.